Exhibit 99.3

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Penn West Petroleum Ltd.

We have audited the accompanying consolidated financial statements of Penn West Petroleum Ltd., which comprise the consolidated balance sheets as at December 31, 2016 and 2015, and the consolidated statements of income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Penn West Petroleum Ltd. as at December 31, 2016 and 2015, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Penn West Petroleum Ltd.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 14, 2017 expressed an unqualified opinion on Penn West Petroleum Ltd.’s internal control over financial reporting.

“signed” Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

March 14, 2017

PENN WEST 2016	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Penn West Petroleum Ltd.

We have audited Penn West Petroleum Ltd.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). Penn West Petroleum Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Penn West Petroleum Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Penn West Petroleum Ltd. as of December 31, 2016 and 2015, and the related consolidated statements of loss, cash flows and shareholders’ equity for each of the two years in the period ended December 31, 2016 of Penn West Petroleum Ltd. and our report dated March 14, 2017 expressed an unqualified opinion thereon.

“signed” Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

March 14, 2017

PENN WEST 2016	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 2

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions)	Note	December 31, 2016	December 31, 2015
Assets
Current
Cash		$11	$2
Accounts receivable	4	113	154
Other		18	42
Deferred funding asset	5	77	63
Risk management	11	8	44
Assets held for sale	6	114	—

		341	305

Non-current
Deferred funding asset	5	16	168
Exploration and evaluation assets	7	—	243
Property, plant and equipment	8	2,982	5,145
Risk management	11	—	63

		2,998	5,619

Total assets		$3,339	$5,924

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$175	$380
Current portion of long-term debt	9	27	222
Provisions	10	35	21
Risk management	11	26	3
Liabilities related to assets held for sale	6	81	—

		344	626
Non-current
Long-term debt	9	442	1,718
Provisions	10	264	376
Risk management	11	25	—
Deferred tax liability	12	14	266
Other non-current liabilities	14	3	3

		1,092	2,989

Shareholders’ equity
Shareholders’ capital	13	8,997	8,994
Other reserves	13	97	92
Deficit		(6,847)	(6,151)

		2,247	2,935

Total liabilities and shareholders’ equity		$3,339	$5,924

Subsequent events (Note 6 and 11)

Commitments and contingencies (Note 19)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Penn West Petroleum Ltd.:

“signed”	“signed”

Richard L. George	Raymond D. Crossley
Chairman	Director

PENN WEST 2016	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Year ended December 31
(CAD millions, except per share amounts)	Note	2016	2015
Oil and natural gas sales and other income		$608	$1,187
Royalties		(22)	(128)

		586	1,059
Risk management gain (loss)	11	(11)	206

		575	1,265

Expenses
Operating	23	281	597
Transportation		35	46
General and administrative	23	56	92
Restructuring	10	135	33
Share-based compensation	14	12	6
Depletion, depreciation and impairment	8	656	2,367
Impairment of goodwill	20	—	706
Gain on dispositions	8	(33)	(85)
Provisions	10	3	—
Foreign exchange (gain) loss	9	(84)	310
Exploration and evaluation	7	242	259
Financing	9	114	162
Accretion	10	24	37
Deferred funding asset	5	82	—

		1,523	4,530

Loss before taxes		(948)	(3,265)

Deferred tax recovery	12	252	619

Net and comprehensive loss		$(696)	$(2,646)

Net loss per share
Basic	16	$(1.39)	$(5.27)
Diluted	16	$(1.39)	$(5.27)
Weighted average shares outstanding (millions)
Basic	16	502.3	502.0
Diluted	16	502.3	502.0

See accompanying notes to the consolidated financial statements.

PENN WEST 2016	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 4

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31
(CAD millions)	Note	2016	2015
Operating activities
Net loss		$(696)	$(2,646)
Depletion, depreciation and impairment	8	656	2,367
Impairment of goodwill	20	—	706
Gain on dispositions	8	(42)	(91)
Loss on provisions	10	3	—
Exploration and evaluation	7	242	259
Accretion	10	24	37
Deferred tax recovery	12	(252)	(617)
Share-based compensation	14	7	4
Restructuring	10	116	—
Unrealized risk management loss	11	147	10
Unrealized foreign exchange (gain) loss	9	(312)	151
Deferred funding asset	5	82	—
Decommissioning expenditures	10	(11)	(36)
Office lease settlements	10	(4)	—
Change in non-cash working capital	17	(97)	31

		(137)	175

Investing activities
Capital expenditures		(82)	(470)
Property dispositions, net		1,415	800
Change in non-cash working capital	17	(23)	(134)

		1,310	196

Financing activities
Increase (decrease) in long-term debt	9	(133)	462
Repayment of senior notes	9	(1,260)	(982)
Issue of equity		1	—
Realized foreign exchange loss on repayments	9	228	159
Dividends paid	15	—	(75)

		(1,164)	(436)

Change in cash		9	(65)
Cash, beginning of year		2	67

Cash, end of year		$11	$2

See accompanying notes to the consolidated financial statements.

PENN WEST 2016	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 5

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2016		$8,994	$92	$(6,151)	$2,935
Net and comprehensive loss		—	—	(696)	(696)
Share-based compensation	14	—	7	—	7
Issued on exercise of options	13	3	(2)	—	1

Balance at December 31, 2016		$8,997	$97	$(6,847)	$2,247

	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(2,646)	(2,646)
Share-based compensation	14	—	4	—	4
Issued on exercise of options	13	1	(1)	—	—
Issued to dividend reinvestment plan	13	10	—	—	10
Dividends declared	15	—	—	(15)	(15)

Balance at December 31, 2015		$8,994	$92	$(6,151)	$2,935

See accompanying notes to the consolidated financial statements.

PENN WEST 2016	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 6

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 11)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 11.

The annual consolidated financial statements of the Company for the year ended December 31, 2016 were approved for issuance by the Board of Directors on March 14, 2017.

b) Basis of Presentation

The annual consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 7

3. Significant accounting policies

a) Critical accounting judgments and key estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes, determining whether a CGU or Exploration and Evaluation (“E&E”) asset has an impairment indicator and determining whether an E&E asset is technically feasible and commercially viable.

The following are the estimates that management has made in applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

i) Reserve estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors and future oil and natural gas prices and costs. Penn West engages an independent qualified reserve evaluator to evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future crude oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent certainty those quantities will or will not be exceeded. Penn West reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation, the impairment test and hence the recorded amount of oil and gas assets.

Contingent Resources are defined in the COGE Handbook as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as Reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, operational, political and regulatory matters or a lack of markets. The estimate of contingent resources may be included as part of the recoverable amount in the impairment test.

Penn West cautions users of this information that the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 8

ii) Recoverability of asset carrying values

Penn West assesses its property, plant and equipment (“PP&E”) for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future commodity prices and inflation and are discounted based on management’s current assessment of market conditions.

iii) Recoverability of exploration and evaluation assets

E&E assets are assessed for impairment by comparing the carrying amount to the recoverable amount. The assessment of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans, and future revenue and costs expected from the asset, if any.

iv) Decommissioning liability

Penn West recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

v) Office lease liability

Penn West recognizes a provision for certain onerous office lease commitments in the consolidated financial statements at the net present value of future lease payments the Company is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The measurement of the office lease liability involves the use assumptions including the discount rate, actual settlement amounts and estimates of future recoveries. Actual costs and cash outflows may differ from the estimates as a result of the changes in the noted assumptions.

vi) Fair value calculation on share-based payments

The fair value of share-based payments is calculated using a Black-Scholes model. There are a number of estimates used in the calculation such as the expected future forfeiture rate, the expected period the share-based compensation is outstanding and the future price volatility of the underlying security all of which can vary from expectations. The factors applied in the calculation are management’s estimates based on historical information and future forecasts.

vii) Fair value of risk management contracts

Penn West records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

viii) Taxation

The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 9

ix) Litigation

Penn West records provisions related to legal matters if it is probable that the Company will not be successful in defending the claim and if an amount can be reasonably estimated. Determining the probability of a claim being defended is subject to considerable judgment. Additionally, the potential claim is generally a wide range of figures and a single estimate must be made when recording a provision. Contingencies will only be resolved or unfounded when one or more future events occur. The assessment of contingencies involves significant judgment and estimates of the potential outcome of future events.

b) Business combinations

Penn West uses the acquisition method to account for business combinations. The net identifiable assets and liabilities acquired in transactions are generally measured at their fair value on the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Penn West to complete a business combination are expensed in the period incurred except for costs related to the issue of any debt or equity securities, which are recognized based on the nature of the related financing instrument.

Revisions may be made to the initial recognized amounts determined during the measurement period, which shall not exceed one year after the close date of the acquisition.

c) Revenue

Penn West generally recognizes oil and natural gas revenue when title passes from Penn West to the purchaser or, in the case of services, as contracted services are performed.

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas and natural gas liquids (prior to deduction of transportation costs) is recognized when all the following conditions have been satisfied:

•	The significant risks and rewards of ownership of the goods have been transferred to the buyer;

•	There is no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	The amount of revenue can be reliably measured;

•	It is probable that the economic benefits associated with the transaction will flow to Penn West; and

•	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

d) Joint arrangements

The consolidated financial statements include Penn West’s proportionate interest of jointly controlled assets and liabilities and its proportionate interest of the revenue, royalties and operating expenses. A significant portion of Penn West’s exploration and development activities are conducted jointly with others and involve joint operations. Under such arrangements, Penn West has the exclusive rights to its proportionate interest in the assets and the economic benefits generated from its share of the assets. Income from the sale or use of Penn West’s interest in joint operations and its share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Penn West and the amounts can be reliably measured.

The Peace River Oil Partnership is a joint operation and Penn West records its 55 percent interest of revenues, expenses, assets and liabilities.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 10

e) Transportation expense

Transportation costs are paid by Penn West for the shipping of natural gas, crude oil and natural gas liquids from the wellhead to the point of title transfer to buyers. These costs are recognized as services are received.

f) Foreign currency translation

Penn West and each of its subsidiaries use the Canadian dollar as their functional currency. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as PP&E, are translated to Canadian dollars at the rate of exchange in effect when the associated transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the exchange rate on the date of the transaction. Foreign exchange gains or losses on translation are included in income.

g) E&E

i) Measurement and recognition

E&E assets are initially measured at cost. Items included in E&E primarily relate to exploratory drilling, geological & geophysical activities, acquisition of mineral rights and technical studies. These expenditures are classified as E&E assets until the technical feasibility and commercial viability of extracting oil and natural gas from the assets has been determined.

ii) Transfer to PP&E

E&E assets are transferred to PP&E when they are technically feasible and commercially viable which is generally when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no plans for development activity in a field, based on their recoverable amount, the E&E assets are charged to income as E&E expense. Any revenue, royalties, operating expenses and depletion prior to transfer are recognized in the statement of income (loss).

iii) Pre-license costs

Pre-license expenditures incurred before Penn West has obtained the legal rights to explore for hydrocarbons in a specific area are expensed.

iv) Impairment

E&E assets are tested for impairment when facts or circumstances indicate that a possible impairment may exist and prior to reclassification to PP&E. E&E impairment losses may be reversed in subsequent periods.

h) PP&E

i) Measurement and recognition

Oil & Gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses. The cost of PP&E includes costs incurred initially to acquire or construct the item and betterment costs.

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the investment will flow to Penn West and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition and disposition of PP&E, costs transferred from E&E and additions to the decommissioning liability.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 11

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Penn West includes estimated future costs to develop proved plus probable reserves and excludes estimated equipment salvage values. Changes to reserve estimates are included in the depletion calculation prospectively.

Components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. The turnaround component has an estimated useful life of three to five years and the corporate asset component has an estimated useful life of 10 years.

iii) Derecognition

The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

iv) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with Penn West’s derecognition policies.

v) Impairment of oil and natural gas properties

Penn West reviews oil and gas properties for circumstances that indicate its assets may be impaired at the end of each reporting period. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment exists, Penn West completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use.

Where the recoverable amount is less than the carrying amount, the CGU is considered to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the asset categories within the CGU. The impairment loss is recognized as an expense in income.

Value-in-use is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost to sell method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to reserve and resource studies and future development plans.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depleted historical cost if the impairment had not been recognized. The reversal of the impairment loss is recognized in depletion, depreciation and impairment.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 12

vi) Other Property, Plant and Equipment

Penn West’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from oil and gas assets.

i) Share-based payments

The fair value of options granted under the Stock Option Plan (the “Option Plan”) are recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the options based on a graded vesting schedule. Penn West measures the fair value of options granted under these plans at the grant date using the Black-Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

The fair value of units granted under the Restricted Share Unit Plan (“RSU”) following the equity method are recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the units based on a graded vesting schedule. Penn West measures the fair value of units granted under this plan at the grant date using the share price from the Toronto Stock Exchange (“TSX”). The fair value is based on market prices and considers the terms and conditions of the units granted.

The fair value of awards granted under the Deferred Share Unit Plan (“DSU”), Performance Share Unit Plan (“PSU”) and the RSU Plan following the liability method are based on a fair value calculation on each reporting date using the awards outstanding and Penn West’s share price from the TSX on each balance sheet date. The fair value of the awards is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price result in increases and decreases, respectively, to the accrued obligation until the related instruments are settled.

j) Provisions

i) General

Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is calculated as the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.

ii) Decommissioning liability

The decommissioning liability is the present value of Penn West’s future costs of obligations for property, facility and pipeline abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 13

iii) Office lease liability

The office lease liability is the net present value of future lease payments Penn West is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments less sub-lease recoveries are charged to the liability as the costs are incurred.

k) Leases

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership of the related asset to the lessee. Operating lease payments are expensed on a straight-line basis over the life of the lease.

l) Share capital

Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends are paid at the discretion of the Board of Directors and are deducted from retained earnings.

If issued, preferred shares would be classified as equity and could be issued in one or more series.

m) Earnings per share

Earnings per share is calculated by dividing net income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Penn West computes the dilutive impact of equity instruments other than common shares assuming the proceeds received from the exercise of in-the-money share options are used to purchase common shares at average market prices.

n) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the consolidated statement of income as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Penn West uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

o) Financial instruments

Financial instruments are measured at fair value and recorded on the balance sheet upon initial recognition of an instrument. Subsequent measurement and changes in fair value will depend on initial classification, as follows:

•	Fair value through profit or loss financial assets and liabilities and derivative instruments classified as held for trading or designated as fair value through profit or loss are measured at fair value and subsequent changes in fair value are recognized in income;

•	Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are initially measured at fair value with subsequent changes at amortized cost;

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 14

•	Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in equity until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recognized in income;

•	Held to maturity financial assets and loans and receivables are initially measured at fair value with subsequent measurement at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset and allocates interest income or expense over the applicable period. The rate used discounts the estimated future cash flows over either the expected life of the financial asset or liability or a shorter time-frame if it is deemed appropriate; and

•	Other financial liabilities are initially measured at fair value with subsequent changes to fair value measured at amortized cost.

Penn West’s current classifications are as follows:

•	Cash and cash equivalents and accounts receivable are designated as loans and receivables;

•	Accounts payable and accrued liabilities and long-term debt are designated as other financial liabilities; and

•	Risk management contracts are derivative financial instruments measured at fair value through profit or loss.

Penn West assesses each financial instrument, except those valued at fair value through profit or loss, for impairment at the reporting date and records the gain or loss in income during the period.

p) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor, for example, rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	The embedded item, itself, meets the definition of a derivative; and

•	The hybrid contract is not measured at fair value or designated as held for trading.

q) Classification of debt or equity

Penn West classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

Penn West’s debt instruments currently have requirements to deliver cash at the end of the term thus are classified as liabilities.

r) Future accounting pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 15

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after January 1, 2019. Penn West is currently assessing the impact of the standard.

4. Working capital

Accounts receivable

Penn West continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. Receivables are primarily with customers in the oil and gas industry and are subject to normal industry credit risk. Receivables over 90 days are classified as past due and are assessed for collectability. If an amount is deemed to be uncollectible, it is expensed through income.

As at December 31, based on Penn West’s credit assessments, provisions have been made for amounts deemed uncollectible. As at December 31, the following accounts receivable amounts were outstanding.

	Current	30-90 days	90+ days	Total (1)
2016	$90	$23	$9	$122
2015	$102	$35	$17	$154

(1)	$9 million of accounts receivable is related to assets classified as held for sale in 2016.

5. Deferred funding asset

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership which is located in the Peace River area of Alberta and Penn West’s share of capital expenditures that was funded by Penn West’s partner in the Cordova Joint Venture which is located in northeastern British Columbia. Amounts expected to be settled within the next 12 months are classified as current.

	As at December 31
	2016	2015
Peace River Oil Partnership	$93	$149
Cordova Joint Venture	—	82

Total	$93	$231

Current portion	$77	$63
Long-term portion	16	168

Total	$93	$231

During the third quarter of 2016, the Company impaired the deferred funding asset under the Cordova Joint Venture which totalled $82 million as it no longer has future plans for development in the area. In January 2017, the Company closed a transaction to dispose of all its assets in British Columbia including Cordova.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 16

6. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	As at December 31
	2016	2015
Assets held for sale
Working capital	$10	$—
Property, plant and equipment	104	—

	$114	$—

Liabilities related to assets held for sale
Working capital	$6	$—
Decommissioning liability	75	—

	$81	$—

As a result of entering definitive sales agreements during the fourth quarter of 2016, the Company classified all of its assets located in British Columbia and certain assets located in the Swan Hills area of Alberta as assets held for sale at December 31, 2016. In January 2017, two of these transactions closed for total proceeds of $22 million, subject to closing adjustments, with associated average production of approximately 9,600 boe per day.

On December 31, 2016, these assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in a PP&E impairment loss of $47 million ($65 million before-tax). The impairment expense has been recorded as additional depletion, depreciation and impairment on the Consolidated Statements of Income (Loss).

7. Exploration and evaluation assets

	Year ended December 31
	2016	2015
Balance, beginning of year	$243	$505
Capital expenditures	—	10
Expensed	(7)	(7)
Impairment	(235)	(252)
Transfers to PP&E	(1)	(13)

Balance, end of year	$—	$243

Penn West’s non-cash E&E expense primarily relates to land expiries and properties not expected to be continued into the development phase.

In 2016, Penn West recorded a $144 million ($197 million before-tax) impairment charge related to the Duvernay area of Alberta and certain natural gas properties British Columbia as the Company has no future plans for development in the areas as it focuses activities in its core plays. E&E impairment losses may be reversed in subsequent periods if the Company’s development plans change.

Also in 2016, the Company entered into signed sales agreements to dispose of certain properties and recorded an additional $27 million E&E impairment ($38 million before-tax) as a result of classifying certain assets as assets held for sale. These transactions subsequently closed in April 2016.

In 2015, due to minimal capital activity planned in its natural gas weighted properties within the Cordova area of British Columbia, the Company completed an impairment test on this property and concluded that the carrying amount exceeded its fair value which resulted in an impairment charge of $185 million ($252 million before-tax).

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 17

8. Property, plant and equipment

Cost

	Oil and gas assets	Facilities	Corporate assets	Total
Balance at January 1, 2015	$11,845	$5,447	$164	$17,456
Capital expenditures	288	167	5	460
Joint venture, carried capital	31	—	—	31
Acquisitions	6	1	—	7
Dispositions	(1,231)	(308)	—	(1,539)
Transfers from E&E	10	3	—	13
SR&ED tax credits (note 12)	(29)	—		(29)
Net decommissioning dispositions (1)	(189)	—	—	(189)

Balance at December 31, 2015	$10,731	$5,310	$169	$16,210
Capital expenditures	37	43	2	82
Joint venture, carried capital	40	—	—	40
Acquisitions	2	1	—	3
Dispositions	(3,996)	(999)	—	(4,995)
Transfers from E&E	1	—	—	1
Transfers to asset held for sale	(430)	(107)	—	(537)
Net decommissioning dispositions (1)	(156)	—	—	(156)

Balance at December 31, 2016	$6,229	$4,248	$171	$10,648

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

Accumulated depletion, depreciation and impairment

	Oil and gas Assets	Facilities	Corporate assets	Total
Balance at January 1, 2015	$7,363	$2,107	$80	$9,550
Depletion and depreciation	504	149	14	667
Impairments	1,360	340	—	1,700
Dispositions	(682)	(170)	—	(852)

Balance at December 31, 2015	$8,545	$2,426	$94	$11,065
Depletion and depreciation	263	91	14	368
Impairments	230	58	—	288
Transfers to asset held for sale	(346)	(87)	—	(433)
Dispositions	(2,898)	(724)	—	(3,622)

Balance at December 31, 2016	$5,794	$1,764	$108	$7,666

Net book value

	As at December 31
	2016	2015
Total	$2,982	$5,145

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 18

The Company made significant progress on its asset disposition initiatives during 2016 as it closed its Saskatchewan Viking disposition for total proceeds of approximately $975 million and its Slave Point properties for total proceeds of approximately $148 million, both subject to closing adjustments. Additionally, a number of minor, non-core property dispositions were closed during the year. In 2016, Penn West recorded gains on dispositions of $33 million (2015—$85 million), which included $9 million of transaction costs, primarily related to advisory fees (2015—$6 million).

In 2016, the Company recorded $210 million of PP&E impairment ($288 million before-tax) as a result of classifying certain assets as assets held for sale as they were recorded at the lesser of fair value less costs to sell and their carrying amount. The values were based on the proceeds from signed sales agreements.

At December 31, 2016, due to asset disposition activity and revised development plans, Penn West determined that there were indicators of impairment within all CGU’s and accordingly completed impairment tests. No impairments were noted as a result of completing the tests (2015—$866 million).

The recoverable amounts used in the impairment tests were based on either the fair value less cost to sell or the value-in-use method depending on the CGU and were calculated using proved plus probable reserves and incremental development drilling locations supported by contingent resource studies at a pre-tax discount rate of 10 percent. The incremental development drilling location value was based on management’s internal estimates considering well performance and recent well and type curve assumptions. The contingent resources were based on external contingent resource evaluations and were updated to reflect the current cost structure of the Company and the benchmark prices and assumptions as outlined below.

The following table outlines benchmark prices the Company used in the impairment tests as at December 31, 2016:

	WTI ($US/bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2017	$55.00	$3.44	$0.78
2018	65.00	3.27	0.82
2019	70.00	3.22	0.85
2020	71.40	3.91	0.85
2021	72.83	4.00	0.85
2022 – 2027	$78.10	$4.35	$0.85
Thereafter (inflation percentage)	2.0%	2.0%	—

Impairments have been recorded as Depletion, Depreciation and Impairment on the Statement of Loss.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 19

9. Long-term debt

	As at December 31
	2016	2015
Bankers’ acceptances and prime rate loans	$329	$462
U.S. Senior secured notes – 2007 Notes (1)
5.80%, US$5 million, maturing May 31, 2017	6	136
5.90%, US$5 million, maturing May 31, 2019	6	118
6.05%, US$10 million, repaid in 2016	—	14
Senior secured notes – 2008 Notes (1)
6.12%, US$118 million, matured on May 29, 2016	—	164
6.16%, CAD$30 million, repaid in 2016	—	30
6.30%, US$24 million, maturing May 29, 2018	33	249
6.40%, US$4 million, maturing May 29, 2020	5	49
UK Senior secured notes – UK Notes (1)
7.78%, £35 million, repaid in 2016 (2)	—	71
Senior secured notes – 2009 Notes (1)
8.89%, US$18 million, matured May 5, 2016	—	24
9.32%, US$8 million, maturing May 5, 2019	11	44
8.89%, US$15 million, repaid in 2016	—	20
9.15%, £14 million, repaid in 2016 (3)	—	29
9.22%, €6 million, repaid in 2016 (4)	—	9
Senior secured notes – 2010 Q1 Notes (1)
5.29%, US$10 million, maturing March 16, 2017	13	71
5.85%, US$10 million, maturing March 16, 2020	13	103
5.95%, US$13 million, repaid in 2016	—	17
6.10%, US$10 million, repaid in 2016	—	14
Senior secured notes – 2010 Q4 Notes (1)
4.17%, US$6 million, maturing December 2, 2017	8	25
5.38%, CAD$27 million, repaid in 2016	—	27
4.88%, US$13 million, maturing December 2, 2020	17	83
4.98%, US$6 million, maturing December 2, 2022	8	25
5.23%, US$2 million, maturing December 2, 2025	3	35
Senior secured notes – 2011 Q4 Notes (1)
3.64%, US$20 million, matured November 30, 2016	—	27
4.23%, US$3 million, maturing November 30, 2018	—	4
4.63%, CAD$16 million, repaid in 2016	—	16
4.79%, US$12 million, maturing November 30, 2021	17	74

Total long-term debt	$469	$1,940

Current portion	$27	$222
Long-term portion	$442	$1,718

(1)	Interest rate per note can fluctuate based on consolidated debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes bear interest at 7.45 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 11).
(3)	These notes bear interest at 9.65 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 11).
(4)	These notes bear interest at 9.72 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 11).

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 20

In 2016, Penn West repaid senior notes in an aggregate amount of $185 million (2015 – $299 million) as part of normal maturities. Additional amounts of $1,075 million (2015—$683 million) of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2016, Penn West also repaid a total of $351 million (2015—$147 million) outstanding under its syndicated bank facility using asset disposition proceeds.

There were no senior note issuances in either 2016 or 2015.

Additional information on Penn West’s senior secured notes was as follows:

	As at December 31
	2016	2015
Weighted average remaining life (years)	2.7	3.1
Weighted average interest rate (1)	6.3%	7.6%

(1)	Includes the effect of cross currency swaps (refer to note 11).

The estimated fair values of the principal and interest obligations of the outstanding senior secured notes were as follows:

	As at December 31
	2016	2015
2007 Notes	$12	$249
2008 Notes	38	470
UK Notes	—	66
2009 Notes	11	123
2010 Q1 Notes	25	183
2010 Q4 Notes	33	176
2011 Notes	15	101

Total	$134	$1,368

During the fourth quarter of 2016, the Company voluntarily reduced its borrowing capacity under its secured, revolving syndicated bank facility from $1.2 billion to $600 million to reflect the Company’s current size of operations and future funding requirements. The secured, revolving syndicated bank facility matures on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2016, the Company had $255 million of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at December 31, 2016, 70 percent (2015 – 24 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Letters of credit totalling $16 million were outstanding on December 31, 2016 (2015 – $49 million) that reduce the amount otherwise available to be drawn on the bank facility.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 21

Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. The split between realized and unrealized foreign exchange is as follows:

	Year ended December 31
	2016	2015
Realized foreign exchange loss on debt maturities	$(37)	$(36)
Realized foreign exchange loss on debt pre-payments	(191)	(123)
Unrealized foreign exchange gain (loss)	312	(151)

Foreign exchange gain (loss)	$84	$(310)

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. At December 31, 2016, the Company was in compliance with all of its financial covenants under such lending agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. In 2015 and 2016, the Company closed $2.2 billion in asset dispositions and these proceeds were used for debt prepayments to its noteholders and syndicated bank facility. As the Company reached the threshold of $650 million in 2015, additional repayments to lenders are at the discretion of the Company.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 22

10. Provisions

	Year ended December 31
	2016	2015
Decommissioning liability	$182	$397
Office lease provision	117	—

Total	$299	$397
Current portion	$35	$21
Long-term portion	264	376

Total	$299	$397

Decommissioning liability

The decommissioning liability is based upon the present value of Penn West’s net share of estimated future costs of obligations to abandon and reclaim all wells, facilities and pipelines. These estimates were made by management using information from internal analysis and external consultants assuming current costs, technology and enacted legislation.

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (2015 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (2015 – 7.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2016	2015
Balance, beginning of year	$397	$585
Net liabilities disposed (1)	(193)	(61)
Acquisitions	5	—
Increase (decrease) due to changes in estimates (2)	37	(128)
Liabilities settled	(11)	(36)
Transfers to liabilities for assets held for sale	(75)	—
Accretion charges	22	37

Balance, end of year	$182	$397

Current portion	$20	$21
Long-term portion	$162	$376

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.
(2)	Includes $75 million increase as a result of the change in the discount rate (2015 – $153 million decrease).

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 23

Office lease provision

During the year, the Company closed several significant asset dispositions which reduced the size of its operations and recognized a provision related to certain office lease commitments that are considered onerous contracts.

The office lease provision represents the net present value of the future lease payments that the Company is obligated to make under non-cancellable lease contracts less recoveries under current sub-lease agreements. The office lease provision was determined by applying a credit-adjusted discount rate of 6.5 percent over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Year ended December 31
	2016	2015
Balance, beginning of year	$—	$—
Net additions	107	—
Increase due to changes in estimates	12	—
Cash settlements	(4)	—
Accretion charges	2	—

Balance, end of year	$117	$—

Current portion	$15	$—
Long-term portion	$102	$—

11. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. Except for the senior notes described in Note 9 with a carrying value of $140 million (2015 – $1,478 million) and a fair value of $134 million (2015 – $1,368 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at December 31, 2016 and 2015, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 24

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2016	2015
Balance, beginning of year	$104	$114
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(74)	13
Electricity swaps	4	6
Foreign exchange forwards	(43)	(47)
Cross currency swaps	(34)	18

Total fair value, end of year	$(43)	$104

Total fair value consists of the following:
Fair value, end of year – current asset portion	$8	$44
Fair value, end of year – current liability portion	(26)	(3)
Fair value, end of year – non-current asset portion	—	63
Fair value, end of year – non-current liability portion	(25)	—

Total fair value, end of year	$(43)	$104

Penn West records its risk management assets and liabilities on a net basis in the consolidated balance sheets. Excluding offsetting of counterparty positions, Penn West’s risk management assets and liabilities were as follows:

	As at December 31
	2016	2015
Risk management
Current asset	$8	$44
Non-current asset	—	63
Current liability	(26)	(3)
Non-current liability	$(25)	$—

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 25

Penn West had the following financial instruments outstanding as at December 31, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	15,200 mcf/d	Jan/17 – Mar/17	$3.03/mcf	$(1)
AECO Swaps	13,300 mcf/d	Apr/17 – Jun/17	$2.70/mcf	(1)
AECO Swaps	11,400 mcf/d	Jul/17 – Sep/17	$2.71/mcf	(1)
AECO Swaps	9,500 mcf/d	Oct/17 – Dec/17	$3.00/mcf	—
AECO Swaps	5,700 mcf/d	Jan/17 – Dec/17	$3.07/mcf	(1)
AECO Swaps	3,800 mcf/d	Jan/18 – Dec/18	$2.89/mcf	—
Crude Oil
WTI Swaps	3,400 bbl/d	Jan/17 – Mar/17	$68.98/bbl	(1)
WTI Swaps	800 bbl/d	Apr/17 – Jun/17	$68.48/bbl	(1)
WTI Swaps	400 bbl/d	Jul/17 – Sep/17	$69.50/bbl	—
WTI Swaps	900 bbl/d	Oct/17 – Dec/17	$70.81/bbl	—
WTI Swaps	1,800 bbl/d	Apr/17 – Dec/17	$68.73/bbl	(4)
WTI Swaps	5,200 bbl/d	Jan/17 – Dec/17	$66.81/bbl	(16)
WTI Swaps	1,000 bbl/d	Jan/18 – Jun/18	$71.00/bbl	(1)
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$25	2017	1.000 CAD/USD	8
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(20)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(3)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(43)

Based on December 31, 2016 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $4 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

Subsequent to December 31, 2016, the Company entered into an additional gas swap at 1,900 mcf per day of production from January to June of 2018 at AECO CAD $2.84 per mcf.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 26

The components of risk management on the Consolidated Statements of Loss are as follows:

	Year ended December 31
	2016	2015
Realized
Settlement of commodity contracts/assignment	$99	$63
Monetization of commodity contracts	2	18
Settlement of foreign exchange contracts	3	40
Monetization of foreign exchange contracts	32	95

Total realized risk management gain	136	216
Unrealized
Commodity contracts	(72)	21
Electricity swaps	4	6
Crude oil assignment	(2)	(8)
Foreign exchange contracts	(43)	(47)
Cross-currency swaps	(34)	18

Total unrealized risk management (loss)	(147)	(10)

Risk management gain (loss)	$(11)	$206

A realized loss of $7 million (2015 – $16 million loss) on electricity contracts has been included in operating expenses for 2016.

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, world supply and demand fundamentals and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Penn West’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Penn West’s policies may be exceeded with specific approval from the Board of Directors.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 27

Foreign Currency Rate Risk

Prices received for crude oil are referenced to US dollars, thus Penn West’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of crude oil revenues or to fix US denominated long-term debt principal repayments.

In 2016, the Company monetized a total of US$115 million (2015—US$404 million) of foreign exchange forward contracts on senior notes. At December 31, 2016, the following foreign currency forward contract was outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$25	2017	1.000 CAD/USD

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Penn West is the operator. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of its banking syndicate or other counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis. As necessary, provisions for potential credit related losses are recognized.

As at December 31, 2016, the maximum exposure to credit risk was $130 million (2015 – $261 million) which comprised of $122 million (2015 – $154 million) being the carrying value of the accounts receivable and $8 million (2015 – $107 million) related to the fair value of the derivative financial assets.

Interest Rate Risk

A portion of the Company’s debt capital can be held in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates, which remain at lower levels than longer-term rates. From time to time, Penn West may increase the certainty of its future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2016, 70 percent of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2015 – 24 percent).

As at December 31, 2016, a total of $140 million (2015 – $1.5 billion) of fixed interest rate debt instruments was outstanding with an average remaining term of 2.7 years (2015 – 3.1 years) and an average interest rate of 6.3 percent (2015 – 7.6 percent).

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 28

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels, dividend and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost-effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of swaps and other financial instruments to increase the predictability of cash flow from operating activities.

The following table outlines estimated future obligations for non-derivative financial liabilities as at December 31, 2016:

	Senior secured notes	Accounts payable & accrued liabilities (1)	Share-based compensation accrual	Total
2017	$27	$176	$5	$208
2018	33	—	2	35
2019	16	—	1	17
2020	36	—	—	36
2021	17	—	—	17
Thereafter	$11	$—	$—	$11

(1)	Includes $6 million of accounts payable and accrued liabilities related to assets classified as held for sale.

12. Income taxes

The provision for income taxes is as follows:

	Year ended December 31
	2016	2015
Deferred tax recovery	$(252)	$(619)

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2016	2015
Loss before taxes	$(948)	$(3,265)
Combined statutory tax rate (1)	27.0%	26.2%
Computed income tax recovery	$(256)	$(855)
Increase (decrease) resulting from:
Share-based compensation	1	1
Non-taxable foreign exchange (gain) loss	(11)	54
Disposition of goodwill	—	7
Non-deductible impairment	—	185
Changes in tax rates	—	41
Adjustments related to prior years	14	(53)
Other	—	1

Deferred tax recovery	$(252)	$(619)

(1)	The tax rate represents the combined federal and provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2016 and December 31, 2015.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 29

Penn West has income tax filings that are subject to audit by taxation authorities, which may impact its deferred tax liability. Penn West does not anticipate adjustments arising from these audits and believes it has adequately provided for income taxes based on available information, however, adjustments that arise could be material.

In 2015, the corporate tax rate increased in Alberta from 10 percent to 12 percent which resulted in an increase in the Company’s deferred tax liability. Also during 2015, with the Canada Revenue Agency (“CRA”) approval of the 2012 and 2013 SR&ED Investment Tax Credit (“ITC”) claims, the Company recognized $29 million of SR&ED ITC’s against the deferred tax liability and a reduction of PP&E assets.

The net deferred income tax liability is comprised of the following:

	Balance January 1, 2016	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2016
Deferred tax liabilities (assets)
PP&E	$1,129	$(461)	$—	$668
Risk management	12	(52)	—	(40)
Decommissioning liability	(107)	38	—	(69)
Share-based compensation	(2)	(2)	—	(4)
Non-capital losses	(766)	225	—	(541)

Net deferred tax liability	$266	$(252)	$—	$14

	Balance January 1, 2015	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2015
Deferred tax liabilities (assets)
PP&E	$1,623	$(465)	$(29)	$1,129
Risk management	29	(17)	—	12
Decommissioning liability	(148)	41	—	(107)
Share-based compensation	(2)	—	—	(2)
Non-capital losses	(588)	(178)	—	(766)

Net deferred tax liability	$914	$(619)	$(29)	$266

At December 31, 2016, Penn West had non-capital losses of $2.0 billion (2015 – $2.8 billion) available for carry forward which expire in the years 2026 through 2030.

At December 31, 2016, Penn West had realized and unrealized net capital losses of $591 million (2015 – $223 million). A deferred tax asset has not been recognized in respect of these losses as they may only be applied against future capital gains.

13. Shareholders’ equity

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 preferred shares issuable in one or more series.

Previously, Penn West had a Dividend Reinvestment and Optional Share Purchase Plan (the “DRIP”) that provided eligible shareholders the opportunity to reinvest quarterly cash dividends into additional common shares at a potential discount.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 30

If issued, preferred shares of each series would rank on parity with the preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the Common shares with respect to the payment of dividends or the distribution of assets.

b) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2015	497,320,087	$8,983
Issued on exercise of equity compensation plans (1)	—	1
Issued to dividend reinvestment plan	4,843,076	10

Balance, December 31, 2015	502,163,163	$8,994
Issued on exercise of equity compensation plans (1)	600,775	3
Cancellation of dividend reinvestment plan (2)	(175)	—

Balance, December 31, 2016	502,763,763	$8,997

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)	In March 2016, the Company cancelled its dividend reinvestment plan.

	Year ended December 31
Other Reserves	2016	2015
Balance, beginning of year	$92	$89
Share-based compensation expense	7	4
Net benefit on options exercised (1)	(2)	(1)

Balance, end of year	$97	$92

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Preferred Shares

No Preferred Shares were issued or outstanding.

14. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers.

Under the terms of the plan the number of options reserved for issuance under the Option Plan shall not exceed 4.25 percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 31

	Year ended December 31
	2016		2015
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	10,595,728	$10.21	14,460,158	$13.91
Granted	3,557,250	1.20	5,122,600	1.85
Exercised	(600,775)	1.53	—	—
Forfeited	(5,939,578)	11.08	(8,987,030)	11.39

Outstanding, end of year	7,612,625	$6.01	10,595,728	$10.21

Exercisable, end of year	2,804,426	$11.10	3,907,426	$17.21

	Options Outstanding			Options Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$1.00—$1.99	3,954,775	$1.44	3.8	379,300	$1.80
$2.00—$9.99	1,881,650	7.40	2.4	890,126	7.67
$10.00—$21.99	1,776,200	14.70	0.7	1,535,000	15.39

	7,612,625	$6.01	1.6	2,804,426	$11.10

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Year ended December 31
	2016	2015
Average fair value of options granted (per share)	$0.54	$0.63
Expected life of options (years)	4.0	4.0
Expected volatility (average)	61.0%	43.7%
Risk-free rate of return (average)	0.6%	0.6%
Dividend yield (average)	—	2.0%

Restricted Share Unit (“RSU”) plan

Penn West has a RSU plan whereby Penn West employees receive consideration that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of units (each of which notionally represents a common share) that vest over a three-year period. In March 2016, the Board approved that the consideration can now be paid in either cash or shares at their discretion on new grants. The Company believes that future consideration will be in the form of shares purchased on the open market at prevailing market prices. Consideration on all previous grants prior to March 2016 will continue to be paid in cash.

If the service requirements are met, the cash consideration paid is based on the number of units vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date. If the consideration is provided in shares, each outstanding RSU would be exchanged for one common share.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 32

As consideration can now be in the form of cash or shares at the Company’s discretion, all grants subsequent to March 2016 will be accounted for based on the equity method.

RSU plan (number of shares equivalent)	Year ended December 31
	2016	2015
Outstanding, beginning of year	6,325,954	3,166,476
Granted	11,745,330	9,156,290
Vested	(2,353,989)	(1,281,077)
Forfeited	(5,517,700)	(4,715,735)

Outstanding, end of year	10,199,595	6,325,954
Outstanding – liability method	2,314,805	6,325,954

Outstanding – equity method	7,884,790	—

The fair value of the RSU plan units under the equity method used the following weighted average assumptions:

	Year ended December 31
	2016	2015
Average fair value of units granted (per unit)	$1.20	$—
Expected life of units (years)	3.0	—
Expected forfeiture rate	18.4%	—

At December 31, 2016, RSU plan obligations of $3 million were classified as a current liability (2015 – $3 million) included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (2015 – $2 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan allows Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU plan. At December 31, 2016, 745,851 DSUs (2015 – 457,398) were outstanding and $2 million was recorded as a current liability (2015 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan allows Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

	Year ended December 31
PSU awards (number of shares equivalent)	2016	2015
Outstanding, beginning of year	1,622,881	771,020
Granted	2,516,000	1,483,000
Vested	(199,843)	(294,567)
Forfeited	(2,083,538)	(336,572)

Outstanding, end of year	1,855,500	1,622,881

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At December 31, 2016, $2 million was classified as a non-current liability included in other non-current liabilities (December 31, 2015 – $1 million).

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 33

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RSU plan (equity method), which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RSU plan (liability method), DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Year ended December 31
	2016	2015
Options	$1	$4
PSU plan	1	—
DSU plan	1	—
RSU plan – equity method	6	—
RSU plan – liability method	3	2

Share-based compensation	$12	$6

The share price used in the fair value calculation of the RSU plan (liability method), PSU and DSU obligations at December 31, 2016 was $2.37 (2015 – $1.17).

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

15. Dividends

Dividends were previously paid quarterly at the discretion of the Board of Directors and were deducted from retained earnings as declared. In September 2015, Penn West suspended the Dividend plan effective after the October 15, 2015 payment until further notice. In 2015, Penn West paid dividends of $85 million or $0.17 per share.

16. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the period. In addition, contracts that could be settled in cash or shares are assumed to be settled in shares if share settlement is more dilutive.

	Year ended December 31
	2016	2015
Net loss – basic and diluted	$(696)	$(2,646)

The weighted average number of shares used to calculate per share amounts is as follows:

	Year ended December 31
	2016	2015
Basic and Diluted	502,316,003	501,977,401

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 34

For 2016, 7.6 million shares (2015 – 10.6 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

17. Changes in non-cash working capital (increase) decrease

	Year ended December 31
	2016	2015
Accounts receivable (1)	$32	$28
Other current assets (2)	23	4
Deferred funding obligation	16	17
Accounts payable and accrued liabilities (3) (4)	(191)	(152)

	(120)	(103)

Operating activities	(97)	31
Investing activities	(23)	(134)

	$(120)	$(103)

Interest paid	$124	$167
Income taxes recovered	$—	$2

(1)	$9 million of accounts receivable is related to assets classified as held for sale in 2016.
(2)	$1 million of other current assets is related to assets classified as held for sale in 2016.
(3)	$6 million of accounts payable and accrued liabilities is related to assets classified as held for sale in 2016.
(4)	Includes long-term share-based payment plans.

18. Capital management

Penn West manages its capital to provide a flexible structure to support capital programs, production maintenance and other operational strategies. Attaining a strong financial position enables the capture of business opportunities and supports Penn West’s business strategy of providing strong shareholder returns.

Penn West defines capital as the sum of shareholders’ equity and long-term debt. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Long-term debt includes bank loans and senior secured notes.

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, hedging positions, trailing and forecast debt to capitalization ratios, debt to EBITDA and other economic risk factors.

The Company is subject to certain quarterly financial covenants under its secured, syndicated credit facility and the senior secured notes. These financial covenants are typical for senior secured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at December 31, 2016, the Company was in compliance with all of its financial covenants under such lending agreements.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 35

	Year ended December 31
(millions, except ratio amounts)	2016	2015
Components of capital
Shareholders’ equity	$2,247	$2,935
Long-term debt	$469	$1,940

Ratios (1)
Senior debt to EBITDA (2)	2.0	4.6
Total debt to EBITDA (2)	2.0	4.6
Senior debt to capitalization (3)	17%	40%
Total debt to capitalization (4)	17%	40%
Priority debt to consolidated tangible assets (5)	—	—

EBITDA (6)	$235	$427
Credit facility debt and senior notes	$469	$1,940
Letters of credit (7)	6	15

Senior debt and total debt	475	1,955
Total shareholders’ equity	2,247	2,935

Total capitalization	$2,722	$4,890

(1)	Covenant ratio limits will fluctuate based on the amending agreements which expire on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	As at December 31, 2016, less than 4:1 (2015 – less than 5:1).
(3)	Not to exceed 50 percent in both 2016 and 2015.
(4)	Not to exceed 55 percent in both 2016 and 2015.
(5)	Priority debt not to exceed 15% of consolidated tangible assets in both 2016 and 2015.
(6)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management and impairment provisions are excluded.
(7)	Letters of credit defined as financial under the lending agreements are included in the calculation.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants. Please refer to Note 9 for discussion.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 36

19. Commitments and contingencies

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2017	2018	2019	2020	2021	Thereafter
Long-term debt	$27	$33	$345	$36	$17	$11
Transportation	16	13	8	7	5	3
Power infrastructure	11	5	—	—	—	—
Drilling rigs	9	—	—	—	—	—
Interest obligations	17	15	7	2	1	1
Office lease	34	35	35	35	35	108
Decommissioning liability	$20	$10	$9	$9	$8	$126

Penn West’s syndicated bank facility has $600 million due for renewal on May 6, 2019. In addition, Penn West has an aggregate of $140 million in senior notes maturing between 2017 and 2025.

Penn West’s commitments relate to the following:

•	Transportation commitments relate to costs for future pipeline access.

•	Power infrastructure commitments pertain to electricity contracts.

•	Drilling rigs are contracts held with service companies to ensure Penn West has access to specific drilling rigs at the required times.

•	Interest obligations are the estimated future interest payments related to Penn West’s debt instruments.

•	Office leases pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize Penn West’s net exposure under the leases. The future office lease commitments above will be reduced by sublease recoveries totaling $111 million. For 2016, lease costs, net of recoveries totaled $12 million.

•	The decommissioning liability represents the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In February 2016, Penn West announced it had entered agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in Penn West’s share price following the announcement in 2014 that the Company would need to restate certain of its historical financial statements and related MD&A. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements have received required court approval in each of Alberta, Ontario and Quebec and in New York, and all conditions to settlement have been satisfied. As a result of the approval of these settlements, there is no further exposure to the Company.

20. Goodwill

In 2015, Penn West’s goodwill balance was previously associated with a group of CGUs representing light-oil properties in the Cardium, Slave Point, Swan Hills and Edmonton areas of Alberta and the Viking primarily within Saskatchewan. On December 31, 2015, Penn West completed a goodwill impairment test on the group of CGUs and the carrying value exceeded the recoverable amount resulting in an impairment charge of $684 million, thus eliminating the remaining goodwill balance. No goodwill balance remained after this impairment.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 37

21. Business Combination

During the fourth quarter of 2016, the Company closed a transaction and acquired the remaining 50 percent interest from a joint venture partner on certain properties within British Columbia. Upon close of the transaction, Penn West received $21 million of cash proceeds and impaired the deferred funding asset as the remaining balance owed by its joint venture partner was forgiven. Subsequently, in January 2017, the Company closed a transaction to dispose of all its assets in British Columbia.

22. Related-party transactions

Operating entities

The consolidated financial statements include the results of Penn West Petroleum Ltd. and its wholly-owned subsidiaries, notably the Penn West Petroleum Partnership. Transactions and balances between Penn West Petroleum Ltd. and all of its subsidiaries are eliminated upon consolidation.

Compensation of key management personnel

In 2016, key management personnel include the President and Chief Executive Officer, Senior Vice-Presidents and the Board of Directors. The Human Resources & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are recommended by the Corporate Governance committee of the Board. The remuneration of the directors and key management personnel of Penn West during the year is below.

	Year ended December 31
	2016	2015
Salary and employee benefits	$2	$4
Termination benefits	2	1
Share-based payments (1)	2	—

	$6	$5

(1)	Includes changes in the fair value of PSUs, DSUs and non-cash charges related to the Option Plan and RSU (equity method) for key management personnel.

23. Supplemental Items

In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2016, employee compensation costs of $36 million (2015—$61 million) were included in operating expenses and $44 million (2015 – $87 million) were included in general and administrative expenses.

PENN WEST 2016	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 38